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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*

                           Somera Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    834458101
             ------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

                                   Page 1 of 5

                    ----------------------------------------


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

-------------------                                           -----------------
CUSIP No. 834458101                                           Page 2 of 5 Pages
-------------------                                           -----------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lloyd I. Miller, III                  ###-##-####
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [ ]
                                                                (b)    [ ]
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   3     SEC USE ONLY


-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

      NUMBER OF              2,458,907
       SHARES        ----------------------------------------------------------
    BENEFICIALLY        6    SHARED VOTING POWER
      OWNED BY
        EACH                 1,059,621
      REPORTING      ----------------------------------------------------------
       PERSON           7    SOLE DISPOSITIVE POWER
        WITH
                             1,708,907
                     ----------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                              1,809,621
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   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,518,528
-------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*                                [ ]
-------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.0%
-------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON
        -----------------------------------------------------------------------
        IN-IA-OO**
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.

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Introduction:  Due to a clerical error, the Reporting Person inadvertently filed the original Schedule 13G on August 10, 2005 (the "Original
               13G"). The Original 13G listed the date of event requiring the filing of the Original 13G as January 13, 2005 when in fact the actual date of event which required the filing of the Original
               13G was November 14, 2005 (the "Trigger Date"). On the Trigger Date, the Reporting Person's beneficial ownership of the Issuer's common stock was 5.05%. Since the Trigger Date, there have been changes to the beneficial ownership of the Reporting Person which requires the filing of this calendar year end amendment.

Item 1(a). Name of Issuer:                    Somera Communications, Inc.

Item 1(b). Address of Issuers's Principal     301 S. Northpoint Drive
           Executive Offices:                 Coppell, Texas 75019

Item 2(a). Name of Person Filing:             Lloyd I. Miller, III

Item 2(b). Address of Principal Business      4550 Gordon Drive, Naples, Florida
           Office or, if None, Residence:     34102

Item 2(c). Citizenship:                       U.S.A.

Item 2(d). Title of Class of Securities:      Common Stock

Item 2(e). CUSIP Number:                      834458101

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
          (c), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole voting power with respect to 2,458,907 of the reported securities as the following: (i) the manager of a limited liability company that is the general partner of a certain limited partnership and (ii) the trustee to a certain grantor retained annuity trust. The reporting person has shared voting power with respect to 1,059,921 shares of the reported securities as an investment advisor to the trustee of a certain family trust. The reporting person has sole dispositive power with respect to 1,708,907 of the reported securities as the manager of a limited liability company that is the general partner of a certain limited partnership. The reporting person has shared dispositive power with respect to 1,809,621 of the reported securities as the following: (i) an investment advisor to the trustee of a certain family trust and (ii) the trustee to a certain grantor retained annuity trust.

          (a) 3,518,528

          (b) 7.0%

          (c) (i)   sole voting power: 2,458,907

              (ii)  shared voting power: 1,059,621

              (iii) sole dispositive power: 1,708,907

              (iv)  shared dispositive power: 1,809,621

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                                                                     Page 4 of 4
Item 10.  CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 7, 2006                   /s/  Lloyd I. Miller, III
                                           -----------------------------------
                                                Lloyd I. Miller, III